Clara Kang Associate Counsel Capital Research and Management Company 333 South Hope Street Los Angeles, California 90071-1406 (213) 615-3736

July 24, 2023

Mark A. Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:       Capital Group International Equity ETF (“International Equity Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-271212 and 811-23865

Capital Group Dividend Growers ETF (formerly, Capital Group World Dividend Growers ETF) (“Dividend Growers Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-271210 and 811-23866

Capital Group Core Balanced ETF (“Core Balanced Fund”)

Initial Registration Statement on Form N-1A

File Nos. 333-271211 and 811-23867

Dear Mr. Cowan:

In response to your comments, received on May 10, 2023, to the initial registration statements on Form N-1A (the “Registration Statements”) of International Equity Fund, Dividend Growers Fund and Core Balanced Fund (each, a “Fund” and together, the “Funds”), we hereby file Pre-Effective Amendment No. 1 to the Registration Statements under the Investment Company Act of 1940 (the “1940 Act”) (such amendment, the “Amendment”) pursuant to Rule 472 of the 1933 Act. Our responses to your comments are set forth below.

All funds

1.	We note that the registration statements are missing information and exhibits and contain bracketed disclosures. We may have comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response: We have addressed this comment in the Amendment and acknowledge that you may have additional comments.

2.	Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with the registration statements.

Response: The funds do not presently intend to rely on any exemptive relief. However, as disclosed in each Registration Statement: “While it has no present intention of doing so, the fund’s board could determine that it is in the best interests of the fund not to publicly disclose the fund’s complete portfolio holdings on a daily basis. In such event, and upon prior written notice to shareholders, the fund will be required to rely on exemptive relief granted by the SEC, or rule or regulation in force at such time, to disclose its full portfolio holdings on a quarterly basis, similar to mutual funds.” We confirm supplementally that an application was filed on April 30, 2021, and amended on August 25, 2021, for an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act, and under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act, and under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act. If and when granted, such relief would allow the Funds flexibility to convert to a less transparent fund structure (in each case subject to board approval and prior written notice to shareholders), which would allow the Funds to disclose their portfolio holdings on a quarterly rather than daily basis.

3.	Please include the ticker symbols in EDGAR. See Regulation S-T, Rule 313(b)(1).

Response: We confirm that the ticker symbols for the funds have been added in EDGAR.

4.	Where a comment is made with regard to disclosure in one location of a registration statement, it is applicable to all similar disclosure appearing elsewhere in that registration statement.

Response: We acknowledge this comment.

5.	Please note that for ease of reference we refer to the requirements of Items 1-8 as the “Summary Prospectus” and Items 9-13 as the “Statutory Prospectus.”

Response: We acknowledge this comment.

All funds (unless otherwise specified)

Summary prospectus

Fees and expenses of the fund

6.	The prospectus indicates that the fund may invest in the Central Funds, as well as one or more fixed income ETFs in the case of the Core Balanced Fund. If acquired fund fees and expenses (“AFFEs”) from such investments will exceed 0.01% of the average net assets of the fund, please disclose these fees and expenses as a separate line item in the fee table. Further, if included as a separate line item, please also disclose in a footnote to the fee table that AFFEs are based on estimated amounts for the current fiscal year. Otherwise, please confirm supplementally that such expenses, if any, are reflected in “Other Expenses.” See Instr. 3(f)(i) to Item 3.

Response: We confirm supplementally with respect to International Equity Fund and Dividend Growers Fund that, if acquired fund fees and expenses (AFFE) exceed 0.01% of the average net assets of the fund, the fund will include a separate line item in the fee table for AFFE. Neither fund’s AFFE is expected to exceed 0.01% of the average net assets of the fund at this time, and as a result, any such expenses will be reflected in "Other Expenses."

As noted, Core Balanced Fund will invest in one or more fixed-income ETFs. To the extent such underlying ETFs are advised or managed by the fund’s investment adviser or its affiliate, the acquired fund fees and expenses attributable to such investments by Core Balanced Fund will be paid by the adviser in accordance with the terms of the Investment Advisory and Service Agreement between the adviser and Core Balanced Fund. Accordingly, such acquired fund fees and expenses will not be disclosed as a fund expense. To that end, please see our response to Comment 23 below. We will also amend our disclosure in Item 10 as follows:

“As compensation for these services, Capital Research and Management Company is entitled to receive a management fee from the fund of [.xx]% of the fund’s average daily net assets. Please see the statement of additional information for further details. A discussion regarding the basis for approval of the fund’s Investment Advisory and Service Agreement by the fund’s board of trustees will be contained in the fund’s annual report to shareholders for the fiscal year ending December 31, 2023. Pursuant to such agreement, Capital Research and Management Company will pay for certain operating expenses of the fund, including acquired fund fees and expenses where the acquired fund is managed or advised by Capital Research and Management Company or its affiliates. Please see the statement of additional information for further details.”

In addition, we confirm that the fund is not expected at this time to have any AFFE attributable to underlying fixed-income ETFs that are not advised or managed by the fund’s investment adviser or its affiliate. To the extent such AFFE is expected to exceed 0.01% of the average net assets of the fund, we confirm that any such expenses will be reflected in a separate line item in the fee table for AFFE.

Principal investment strategies

7.	Please identify the “other equity-type securities” (International Equity Fund and Dividend Growers Fund) and “other equity securities” (Core Balanced Fund) in which the funds will principally invest or count towards the applicable fund’s names test and disclose any associated risks.

If “other equity-type securities” or “other equity securities” include convertible securities, as indicated in the risk factor titled Investing in growth-oriented stocks, and the fund expects to invest in contingent convertible securities (“CoCos”), the fund should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the fund invests in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the fund should provide a description of them and should provide appropriate risk disclosure. Please identify the “other equity-type securities” (International Equity Fund and Dividend Growers Fund) and “other equity securities” (Core Balanced Fund) in which the funds will principally invest or count towards the applicable fund’s names test and disclose any associated risks.

Response: For each of the three funds, we will update the disclosure to provide in Item 4 that the fund will invest at least 80% of its assets in “equity securities,” and further in Item 9 that such equity securities will include “common stocks and other equity-type securities such as preferred stocks, convertible preferred stocks and convertible bonds.” Because preferred stocks, convertible preferred stocks and convertible bonds are not expected to be a principal investment of any fund, we believe it would be misleading to specify them in the summary prospectus. These securities are referenced in the risk factor titled “Investing in growth-oriented stocks” because growth-oriented investments may include investments in these types of securities.

We confirm with respect to each fund that contingent convertible securities (“CoCos”) are not expected to be a principal investment. As a result, in keeping with the Staff’s guidance on layered disclosure, the risks of investing in CoCos are described in more detail in the SAI of the funds. If any of the funds begins to invest in convertible securities or CoCos as a principal investment strategy, then we confirm that they will be disclosed as such in the Principal investment strategies section of the prospectus.

8.	To aid investor understanding, please briefly describe the multi-manager approach used by the investment adviser to the fund in this section, rather than cross-referencing to another section of the prospectus.

Response: We will delete the cross-reference to Item 10 of Form N-1A in response to this comment.

International Equity Fund

9.	Please disclose the criteria used to determine common stocks that “the investment adviser believes have the potential for growth, many of which have the potential to pay dividends.”

Response: The existing disclosure in Item 4 below describes the criteria used by the investment adviser to identify investments for the fund. In response to this comment, we will update the disclosure in Item 9 as follows:

"In pursuing the fund’s objective, the fund’s investment adviser focuses primarily on companies with attributes that are associated with long-term growth and resilience to market declines, such as those with strong company management, participation in a growing market, strong balance sheets, payment of dividends and the potential for above average growth in earnings, revenues, book value, cash flow and/or return on assets. The adviser considers several relevant attributes and no single attribute is necessarily determinative to an investment decision."

10.	Please expressly disclose how the adviser determines that an issuer is “outside the United States.”

Response: We will add the following disclosure in Items 4 and 9 to address this comment:

Item 4: “In determining the domicile of an issuer, the fund’s investment adviser will generally look to the determination of a leading provider of global indexes, such as MSCI Inc. (MSCI).”

Item 9: In determining the domicile of an issuer, the fund’s investment adviser will generally look to the determination of a leading provider of global indexes, such as MSCI Inc. (MSCI). However, in certain limited circumstances (including where relevant data is unavailable or the nature of the holding warrants special considerations), the adviser may also take into account additional factors, such as where the issuer’s securities are listed, and where the issuer is legally organized, maintains principal corporate offices, conducts its principal operations, generates revenues and/or has credit risk exposure.”

In keeping with the Staff's guidance on layered disclosures, International Equity Fund's Statement of Additional Information will be supplemented as follows to further describe how the investment adviser of the fund determines the domicile of an issuer, whether in or outside the United States:

"For purposes of determining whether an investment is made in a particular country or geographic region, the fund’s investment adviser will generally look to the domicile of the issuer in the case of equity securities, and to the country to which the security is tied economically in the case of debt securities. In doing so ~~determining the domicile of an issuer~~, the fund’s investment adviser will generally look to the ~~domicile~~ determination of a leading provider of global indexes, such as ~~Morgan Stanley Capital International~~MSCI Inc. (MSCI) for equity securities and Bloomberg for debt securities. ~~However, the adviser in its discretion~~ In certain limited circumstances (including where relevant data is unavailable or the nature of a holding warrants special considerations), the adviser ~~also~~ may also take into account ~~such~~ additional factors, as applicable, including where the issuer’s securities are listed; ~~and,~~ where the issuer is legally organized, maintains principal corporate offices, conducts its principal operations, and generates revenues and/or has credit risk exposure; and the source of guarantees (if any) of such securities."

Dividend Growers Fund

11.	Please expressly disclose how the adviser determines that an issuer is “outside the United States.” Please also disclose how the fund will “invest [its] assets in investments that are tied economically to a number of countries throughout the world.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). For example, the fund could include a policy that, under normal market conditions, it will invest significantly (e.g., at least 40% of its assets, unless market conditions are not deemed favorable, in which case the fund would invest at least 30% of its assets) in companies organized or located in multiple countries outside the United States or doing a substantial amount of business in multiple countries outside the United States.

Response: In response to this comment, we have removed the reference to “World” in the fund’s name. That said, it will be a principal investment strategy of the fund to invest in assets that are tied economically to a number of countries throughout the world and, accordingly, the “Principal investment strategies” section will retain disclosure regarding such focus. In addition, please see the response to Item 10 above. We will make the same changes to the prospectus and SAI disclosure for this fund as relates to the investment adviser's country determinations.

12.	Please briefly disclose in the summary and in more detail in response to item 9, the criteria used by the investment adviser to select common stocks of companies with respect to their “potential to provide combinations of current yield and dividend growth over the long term.”

Response: We will add to the summary as follows to address this comment:

“The fund invests primarily in common stocks of companies around the world that the investment adviser believes have the potential to provide combinations of current yield and dividend growth over the long-term. In selecting investments, the adviser evaluates a company's current dividend yield, its dividend history and forecast of dividend growth based on the company's overall financial health.”

In addition, we will update the existing disclosure in the statutory prospectus as follows:

“The fund invests primarily in common stocks of companies around the world that the investment adviser believes have the potential to provide combinations of current yield and dividend growth over the long-term. In making this determination, the investment adviser considers, among other things, ~~the fund’s investment objectives and policies and a company’s dividend yield and dividend growth prospects~~ a company's current dividend yield and its dividend history, including the regularity and source of dividend payments as well as any special dividend payments. Based on these factors and the company’s overall financial health, the investment adviser considers a forecast of dividend growth. The fund’s investments are not limited to any particular capitalization size.”

Core Balanced Fund

13.	Please delete “but is not required” from the sentence that states, “[u]nder normal market conditions, the fund’s investment adviser expects (but is not required) to maintain an investment mix falling within the following ranges: 50%-75% in equity securities and 25%-50% in debt securities, money market instruments and cash.” An investment company that holds itself out as “balanced” should invest at least 25% of its assets in fixed income securities and should invest at least 25% of its assets in equities. See Investment Company Names, Investment Company Act Release No. 24828, at n. 42 (Jan. 17, 2001). Please also delete reference to money market instruments and cash when referencing the 25% investment in debt securities.

Response: We will amend the disclosure as follows to address this comment:

“Under normal market conditions, the fund’s investment adviser ~~expects to (but is not required)~~ will maintain the following~~an~~ investment mix ~~falling within the following ranges~~: 50%-75% in equity securities, at least 25%~~-50%~~ in debt securities, and the remainder of the fund’s assets (if any) in money market instruments and cash. The fund will achieve its allocation to debt securities through investing in one or more fixed income ETFs managed and advised by the fund’s investment adviser. The proportion of equities, debt and money market ~~securities~~ instruments and cash held directly or indirectly by the fund varies with market conditions and the investment adviser’s assessment of their relative attractiveness as investment opportunities.”

14.	Please disclose the criteria the fund’s investment adviser uses to select the companies selected for the equity sleeve (e.g., any criteria as to capitalization) and the ETFs selected for the debt sleeve (e.g., any criteria as to maturity, duration, or credit quality). Given the disclosure in the statutory prospectus and that the risk factor titled Investing in debt instruments includes risks related to lower quality debt securities, please state that the underlying ETFs also invest significantly in high-yield debt securities (i.e., securities rated BB+ or below and Ba1 or below; sometimes referred to as “junk bonds").

Response: We will amend the disclosure as follows to address this comment:

“The fund seeks to invest in equity securities that offer the opportunity for growth and/or provide income. The fund may invest up to 15% of its assets in equity securities of issuers domiciled outside the United States. In addition, t~~T~~he fund will achieve its allocation to debt securities through investing in one or more fixed income exchange-traded funds (ETFs) managed and advised by the fund’s investment adviser. The proportion of equities, debt and money market ~~securities~~ instruments and cash held by the fund, as well as the selection of the underlying fixed-income ETF(s), varies with market conditions and the investment adviser’s assessment of their relative attractiveness as investment opportunities. The fund may invest in one or more fixed-income ETFs, which may invest in a broad range of debt securities, including corporate bonds and mortgage-and other asset-backed securities issued by corporations as well as U.S. government-sponsored entities and federal agencies and instrumentalities that are not backed by the full faith and credit of the U.S. government. In addition, the underlying funds may have significant exposure to bonds rated BB+ or below and Ba1 or below by Nationally Recognized Statistical Rating Organizations designated by the fund’s investment adviser, or unrated but determined by the fund’s investment adviser to be of equivalent quality. Securities rated BB+ or below and Ba1 or below are sometimes referred to as “junk bonds.”

Item 9 will additionally provide, among other things, that the fund’s investments are not limited to any particular capitalization size. Given that it is not a principal investment strategy of the fund to invest in companies of a certain capitalization, we do not believe it is necessary to add this disclosure to Item 4.

Principal risks

15.	Please consider adding a risk factor discussing the principal risks associated with investing in a new fund (e.g., the fund may have higher expenses, may not grow to an economically viable size, and may cease operations and investors may be required to liquidate or transfer their investments at a loss).

Response: The statutory prospectus of each fund includes the following risk disclosure captioned "Large shareholder concentration,” which describes, among other things, the risks of large shareholder concentration, particularly with respect to a new fund (emphasis added):

“Large shareholder concentration — Certain shareholders, including other funds or accounts advised by the investment adviser, may from time to time own a substantial number of the fund’s or an underlying fund’s shares. In addition, a third party investor, the fund’s investment adviser, an Authorized Participant, a lead market maker, or another entity may invest in the fund and hold its investment for a limited time solely to facilitate the commencement of the fund or the fund’s achieving a specified size or scale. If any such large shareholder sells or redeems (through an Authorized Participant) its investment and the fund fails to maintain a certain level of size or scale, the fund may be negatively impacted.”

We believe the above disclosure is responsive to the comment. In addition, we do not view this as a principal risk associated with investing in the fund and believe it is appropriately described as an additional risk of investing in the fund.

16.	In the risk factor titled Investing outside the United States, if the fund will be investing in securities of issuers that may be significantly exposed to the risks associated with the United Kingdom's withdrawal from the European Union (Brexit), please consider adding appropriate risk disclosure or explain why it is not necessary.

Response: The fund is actively managed and relies on the professional judgement of its investment adviser to make decisions about the fund’s portfolio investments. It is not an investment strategy of the fund to invest in securities of issuers in any particular market. Accordingly, at this time, we respectfully decline to disclose Brexit risks associated with investing in the securities of issuers in the United Kingdom, including as a result of Brexit.

17.	In the risk factor titled Liquidity Risk, please disclose that the bid/ask spread may widen depending on market conditions and the liquidity of the fund’s holdings. We note that Liquidity Risk is a principal risk for some funds (e.g., Core Balanced Fund), but not others (e.g., International Equity Fund). Please explain the reason for making this distinction. Please also explain why Dividend Growers Fund does not include this risk factor at all.

Response: We will revise the risk factor titled ‘Liquidity risk’ as follows to address this comment:

“Liquidity risk — Certain fund holdings may be or may become difficult or impossible to sell, particularly during times of market turmoil. Liquidity may be impacted by the lack of an active market for a holding, legal or contractual restrictions on resale, or the reduced number and capacity of market participants to make a market in such holding. Market prices for less liquid or illiquid holdings may be volatile or difficult to determine, and reduced liquidity may have an adverse impact on the market price of such holdings. Additionally, the sale of less liquid or illiquid holdings may involve substantial delays (including delays in settlement) and additional costs and the fund may be unable to sell such holdings when necessary to meet its liquidity needs or to try to limit losses, or may be forced to sell at a loss. Depending on market conditions, reduced liquidity of fund holdings may also cause the fund’s shares to trade in the market at wider bid-ask spreads or greater premiums or discounts to the fund’s NAV.”

Depending on the principal investment strategies of the fund, liquidity risks may not necessarily be a principal risk of investing in the fund. For example, debt securities are generally associated with higher liquidity risk relative to publicly traded equity securities. The same may be said of securities of issuers in emerging markets and issuers with smaller capitalization. That said, we confirm that liquidity risk is appropriately disclosed as an additional risk with respect to International Equity Fund and as a principal risk for Core Balanced Fund, which will have a minimum of 25% exposure to debt securities. In response to this comment, we will also add liquidity risk as an additional risk for Dividend Growers Fund.

International Equity Fund

18.	Given that investing in emerging markets is included as a principal strategy, please explain why investments in emerging markets is indicated as an additional risk, rather than a principal risk or include the risk as a principal risk.

Response: We will add the risk factor captioned "Investing in emerging markets" as a principal risk of investing in the fund.

Dividend Growers Fund

19.	Please enhance the risk factor disclosure titled Investing in emerging markets, to address the risks related to market manipulation concerns. See ADI 2020-11 “Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.” Please similarly enhance this risk factor disclosure for the International Equity Fund and Core Balanced Fund located in the additional risks section.

Response: In response to this comment, we will amend the risk disclosure titled “Investing in emerging markets” in the prospectus, in relevant part, as follows:

"Securities markets in these countries can also be relatively small and have substantially lower trading volumes. As a result, securities issued in these countries may be more volatile and less liquid, more vulnerable to market manipulation, and ~~may be~~ more difficult to value, than securities issued in countries with more developed economies and/or markets."

20.	The fund includes a risk factor titled Exposure to country, region, industry or sector. Please supplementally confirm that the fund does not currently anticipate significant exposure to any specific country, region, industry or sector or, alternatively, add appropriate disclosure to the investment strategy and risk discussion in the prospectus.

Response: We confirm that the fund does not currently anticipate any significant exposure to any specific country, region, industry or sector that would warrant additional investment strategy and risk disclosure.

Core Balanced Fund

21.	Please disclose that the fund has principal strategies to invest in growth-oriented and income-oriented stocks. Otherwise, please delete these risk factors.

Response: We will add disclosure in Items 4 and 9 that the fund will seek to invest in securities that offer the opportunity for growth and/or provide income.

22.	Please specify the types of debt securities in which the ETFs may invest. Please also ensure that the risk disclosure addresses any additional material risks specific to such investments. In addition, we note the risk disclosure addresses the effects of rising and falling interest rates on debt instruments generally. Please also address the current interest rate environment and what impact this may have on the fund.

Response: We will specify the types of debt securities in which the ETFs may invest – please see our response to Item 14 above. We also note that the material risks associated with investing in the underlying ETFs are disclosed in Item 4 – please see our response to Comment 23 below.

With respect to the current interest rate environment, the risk factor captioned “Interest rate risk,” which is provided as a principal risk of investing in the underlying funds in Item 4, states (in part) the following (emphasis added):

"During periods of extremely low short-term interest rates, the fund may not be able to maintain a positive yield and, in relatively low interest rate environments, there are heightened risks associated with rising interest rates."

We believe the above disclosure (in particular, the bolded text) addresses the current environment in which interest rates are not as low as they were in recent years but still at historic lows.

23.	Please organize, as subheadings under the risk factor titled “Underlying fund risks,” the principal risks associated with investing in the underlying funds. Please also add a statement informing shareholders that the fund will pay a proportional share of the fees and expenses of the underlying funds in which it invests, in addition to the fund’s own fees and expenses. As a result, shareholders will be subject to two layers of fees and expenses with respect to investments in the fund.

Response: The below caption which immediately follows the risk factor titled "Underlying fund risks" identifies the principal risks of investing in the fund that are also associated with investing in the underlying funds. Any additional principal risks associated with investing in the underlying funds are also provided in the subsection that follows. Given that the fund clearly discloses the principal risks of investing in the underlying funds, we respectfully decline to amend the disclosure as suggested.

"Each of the risks described above, other than those relating to “Investing in growth-oriented stocks,” “Investing in income-oriented stocks,” “Asset allocation,” “Fund structure” and “Underlying fund risks,” is also a principal risk associated with investing in one or more of the underlying fund(s). The following are certain additional principal risks associated with investing in the underlying fund(s)."

In addition, we note that the risk factor titled “Fund structure” provides, in part, the following, which we believe is responsive to the second part of this comment:

“Fund structure — The fund invests in one or more proprietary underlying funds to achieve its allocation to debt securities, and incurs expenses related to the underlying fund(s). In addition, investors in the fund will incur fees to pay for certain expenses related to the operations of the fund.”

As noted above, the fund's proportional share of the underlying funds' fees and expenses will be paid by the investment adviser where the underlying fund is an affiliated fund. This disclosure will be added to the Management section of the prospectus – please see our response to Comment 6 above. In addition, the Amendment will include the following updated footnote 1 to the Annual fund operating expenses table:

"The fund’s Investment Advisory and Service Agreement provides that the investment adviser will pay all operating expenses of the fund, except for ~~[•]~~ management fees, interest expenses, taxes, acquired fund fees and expenses where the acquired fund is not managed or advised by the fund’s investment adviser or its affiliates, costs of holding shareholder meetings, legal fees and expenses relating to arbitration or litigation, payments under the fund’s 12b-1 plan (if any) and other non-routine or extraordinary expenses. Additionally, the fund will be responsible for its non-operating expenses, including brokerage commissions and fees and expenses associated with the fund’s securities lending program, if any."

24.	If any of the underlying funds held by the fund will invest as a principal investment strategy in distressed debt securities, please add appropriate risk disclosure.

Response: We confirm supplementally that, while certain of the underlying funds of the fund may invest substantially in non-investment grade debt securities, it is not a principal investment strategy of any such fund to invest in securities considered to be in distress or default. Such securities constitute only a part of non-investment grade debt securities.

25.	If any of the underlying funds held by the fund will invest as a principal investment strategy in mortgage-backed securities that include subprime mortgages, please disclose the principal risks associated with investments in subprime mortgages, and also disclose that the liquidity of these securities may change dramatically over time.

Response: We confirm supplementally that none of the underlying funds will invest as a principal investment strategy in mortgage-backed securities that include subprime mortgages.

26.	Please consider whether the expected discontinuation of LIBOR, which is discussed in the SAI, is a principal risk for the fund. If you believe it is not, explain to us why. Otherwise, please address this risk in the prospectus as well.

Response: We confirm supplementally that the expected discontinuation of LIBOR is not a principal risk of investing in the fund. This is because USD LIBOR maturities will cease to be published after June 30, 2023 and the fund is expected to have very limited exposure to LIBOR when it begins operations later this year. Accordingly, we do not believe any additional disclosure is required.

Investment results

27.	Please supplementally disclose the broad-based securities market index expected to be used in the average annual total returns table for each fund.

Response: We supplementally confirm below the broad-based securities market indexes that are expected to be used in the average annual total returns table:

•        CGIE: MSCI EAFE Index

•        CGDG: MSCI All Country World Index

The broad-based securities market index to be used for CGBL's results is pending determination based on the requirements of the final rule for tailored shareholder reports ("SEC Final Rule"). We confirm that the index will be determined by the effective compliance date of the SEC Final Rule in accordance with its requirements.

Statutory prospectus

Investment objectives, strategies and risks

28.	Please note that Form N-1A provides that the principal investment strategies required by Item 4 in the summary prospectus should be based on the information given in response to Item 9, and should be a summary of that information. If each fund’s position is that it discloses everything about its principal investment strategies in the summary prospectus, then the fund has not provided a summary or followed the layered disclosure regime adopted by the Commission. Accordingly, please describe EACH fund’s principal investment strategies in response to Item 9(b). Please refer to the instructions in Form N- 1A and IM Guidance Update 2014-08, Guidance Regarding Mutual Fund Enhanced Disclosure, and revise the strategy discussion accordingly.

Response: We believe the principal investment strategies disclosure in the fund’s prospectus is already responsive to the requirement of Form N-1A in that the disclosure in Item 9 includes disclosures relating to additional strategies of the fund and the corresponding risks of such additional strategies, none of which appear in the Item 4 disclosure. In addition, please see our responses to Comments 9, 10, 12, 14 and 32.

29.	For each fund that has adopted an 80% policy pursuant to Rule 35d-1 under the 1940 Act, disclose:

a. That “80% of its assets” means 80% of its net assets, plus any borrowings for investment purposes;

b. That the fund will provide shareholders with 60 days advance written notice of a change to its 80% policy; and

c. If the fund expects to count derivatives towards its 80% policy, that the fund will value the derivatives for purposes of the policy on a mark-to-market basis (i.e., using the current market price of the derivative, or if it is an OTC derivative, its fair value).

Response: Core Balanced Fund has not adopted any 80% policy pursuant to Rule 35d-1 under the 1940 Act (the "Names Rule").

With respect to International Equity Fund and Dividend Growers Fund, which have adopted an 80% guideline for equity securities and dividend-paying securities, respectively, pursuant to the Names Rule:

(a)       We will address this comment in the SAI.

(b)       We will address this comment in Item 9.

(c)       Neither fund is expected to invest in any derivatives that would count towards its 80% policy.

International Equity Fund

30.	The disclosure states, “[t]he fund will also normally invest at least 80% of its net assets in securities of issuers outside the United States.” Please clarify whether a change to this policy by the fund’s board is subject to 60 days advance notice to shareholders.

Response: We confirm that, unlike the fund's 80% policy for equity securities, its 80% policy for securities of issuers outside the United States is not subject to 60 days' advance notice to shareholders. Under the Names Rule, the term "international" is expressly excluded from the requirements of the rule (see fn. 42 of the final rule, providing in part that “[t]he terms 'international' and 'global' connote diversification among investments in a number of different countries throughout the world, and 'international' and 'global' funds will not be subject to the rule"). We acknowledge that the Commission's proposal to amend the Names Rule (Investment Company Names, Release No. 33-11067; File No. S7-16-22 (May 25, 2022)), if adopted as proposed, may require "international" funds to comply with an 80% policy. If and when that occurs, we will revisit this disclosure at that time.

31.	Please confirm that investing in American Depositary Receipts (“ADRs”) is not a principal investment strategy for the fund. We note that risks of investing in ADRs is shown as an additional risk. If not, please revise the disclosure here and in the summary prospectus accordingly.

Response: We confirm that investing in ADRs is not a principal investment strategy of the fund.

32.	The disclosure states, “[t]he fund may invest in common stocks of companies in various industries with a broad range of capitalizations.” Please include similar disclosure in the summary prospectus. Please also clarify, if true, that a “broad range of capitalizations” means that the fund will invest in companies of all capitalization ranges, and not focus on companies of a particular size(s).

Response: In response to this comment, we will revise the disclosure in Item 9 as follows:

“The fund’s investments are not limited to issuers of any particular capitalization size.”

Given that it is not a principal investment strategy of the fund to invest in companies of a particular capitalization, we do not believe it is necessary to add the same disclosure to Item 4.

33.	The risk factor titled Market Trading includes disclosure stating, “[w]hen buying or selling fund shares through a broker, you may incur a brokerage commission or other charges, including the cost of the “spread” between what investors are willing to pay for fund shares (the “bid” price) and the price at which they are willing to sell fund shares (the “ask” price).” In order to aid in investor understanding, please consider adding this disclosure to the summary prospectus prior to first use of “bid-ask spreads.”

Response: We note that the term "bid-ask spread" is defined in Item 6(c)(3) in response to Form N-1A requirements. That said, in response to this comment, we will update the disclosure in the risk factor captioned "Market trading" in the summary prospectus as follows:

"The existence of significant market volatility, disruptions to creations and redemptions, or potential lack of an active trading market for fund shares (including through a trading halt), among other factors, may result in the shares trading significantly above (at a premium) or below (at a discount) to NAV and bid-ask spreads may widen. A bid-ask spread is the "spread" or difference between what investors are willing to pay for fund shares (the "bid" price) and the price at which they are willing to sell fund shares (the "ask" price)."

Dividend Growers Fund

34.	The disclosure states, “[t]he fund may invest in securities of foreign issuers in the form of depositary receipts or other instruments by which the fund may obtain exposure to equity investments in local markets.” If the fund may invest in depositary Receipts as a principal investment strategy, please include appropriate disclosure in the summary prospectus. Please also identify the types of depositary receipts that the fund may invest (e.g., the SAI indicates the fund may invest in American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”), Global Depositary Receipts (“GDRs”), and other similar securities). In addition, please include principal risk disclosure associated with investing in each type of depositary receipt.

Response: We confirm that the fund is not expected to invest in depositary receipts as a principal investment strategy. As noted, the fund's SAI provides in more detail the types of depositary receipts that the fund may invest in. That said, given that investments in depositary receipts generally do not constitute a principal investment strategy of the fund, we respectfully decline to supplement the disclosure as suggested.

35.	Please disclose in the statutory prospectus and summary prospectus any capitalization requirements for investment.

Response: Please see our response to Comment 12 above. While we have added disclosure in the statutory prospectus that the fund’s investments are not limited to issuers of any particular capitalization size, we do not believe such disclosure is necessary in Item 4 given that it is not a principal investment strategy of the fund to focus on issuers of a certain capitalization.

36.	While the risk factor titled Investing in growth-oriented stocks is identified as a principal risk in the statutory prospectus, it does not appear as a principal risk in the summary prospectus. Please reconcile the disclosure.

Response: We will add this risk factor as a principal risk in the summary prospectus.

Core Balanced Fund

37.	Please disclose that the fund is nondiversified. See Item 9(b).

Response: We will make this change.

38.	The disclosure states, “[t]he underlying funds may also invest in certain derivative instruments.” Please confirm that investing in derivatives is not a principal investment strategy of the underlying funds, based on the risk disclosure noting that Investing in derivatives is not a principal risk factor associated with the fund’s investment strategies or revise disclosure as appropriate.

Response: Investing in derivatives is a principal risk of investing in at least one of the underlying funds. We will address this comment by moving the risk factor captioned ‘Investing in derivatives’ to the list of additional principal risks identified for the underlying funds.

39.	The risk factor titled Investing outside of the United States includes disclosure which states, “[t]he risks of investing outside the United States may be heightened in connection with investments in emerging markets.” If investments in emerging market countries is a principal investment risk, please add disclosure to the principal investment strategy. Otherwise, please delete the reference in the risk factor.

Response: While it is not a principal investment strategy of the fund to achieve any particular exposure to issuers in emerging markets, with respect to its equity sleeve, the fund expects to invest, as stated in Items 4 and 9 of the prospectus, up to 15% of its net assets in the securities of issuers domiciled outside the United States. Since investments outside of the United States may include some investments in emerging markets, we believe it is appropriate to disclose to investors that there may be additional risks associated with those investments. A more detailed discussion of those risks is included in the Statement of Additional Information in the section titled ‘Description of certain securities, investment techniques and risks’ under the paragraph captioned “Investing in emerging markets.”

40.	Please delete the second paragraph of the section titled, Information regarding the underlying funds. This disclosure is not relevant in the context of this section and is already disclosed in elsewhere. Also, in order to enable investors to access the prospectus and SAI of the underlying funds identified in this section, please provide the SEC file number and/or a link to each underlying fund prospectus.

Response: We will delete the second paragraph identified under "Information regarding the underlying funds." In addition, we will provide the SEC file number for each underlying fund described in this section.

SAI – All funds unless otherwise specified

Certain investment limitations and guidelines

41.	Please reconcile the criteria used to determine if an issuer is “outside the United States” with the disclosure to be added to the prospectus (see earlier comments).

Response: Please see our response to Comment 10 above.

International Equity Fund

42.	The SAI states that the fund will invests at least 80% of its net assets in “equity-type securities,” while the prospectus states that it will invest at least 80% of its net assets in “common stocks and other equity-type securities.” Please reconcile the terminology in both the SAI and prospectus to avoid investor confusion.

Response: In response to this comment, we will amend the disclosure in the SAI to refer to "common stocks and other equity-type securities" in alignment with the prospectus.

Description of certain securities, investment techniques and risks

Core Balanced Fund

43.	In the section titled “Derivatives,” please clarify the disclosure as it relates to the fund’s use of derivatives. Unless the fund will be relying on the limited derivatives user exception under Rule 18f-4, please delete references to “limited derivatives user” and specifically tailor the disclosure as applicable for this fund. In addition, please explain why neither the International Equity Fund nor the Dividend Growers Fund include a similar derivatives section.

Response: We will remove the reference to “limited derivatives user” as follows in response to this comment:

“The fund’s compliance with the SEC’s rule applicable to the fund’s use of derivatives may limit the ability of the fund to use derivatives as part of its investment strategy. ~~The rule deems a fund that uses derivatives only in a limited manner as a limited derivatives user and requires that such fund adopt and implement written policies and procedures reasonably designed to manage the fund’s derivatives risks.~~ The rule ~~also~~ requires that a fund that uses derivatives in more than a limited manner, which is currently the case for the fund, adopt a derivatives risk management program, appoint a derivatives risk manager and comply with an outer limit on leverage based on value at risk, or “VaR”. VaR is an estimate of an instrument’s or portfolio’s potential losses over a given time horizon (i.e., 20 trading days) and at a specified confidence level (i.e., 99%). VaR will not provide, and is not intended to provide, an estimate of an instrument’s or portfolio’s maximum potential loss amount.

In addition, neither International Equity Fund nor Dividend Growers Fund is expected to invest in derivative instruments at this time, other than with respect to currency transactions, including forward currency contracts. As a result, these funds include only the following disclosure regarding forward currency contracts which references the fund's compliance with the requirements of Rule 18f-4 as applicable:

"Forward currency contracts may give rise to leverage, or exposure to potential gains and losses in excess of the initial amount invested. Leverage magnifies gains and losses and could cause the fund to be subject to more volatility than if it had not been leveraged, thereby resulting in a heightened risk of loss. Forward currency contracts are considered derivatives. Accordingly, under the SEC’s rule applicable to the fund’s use of derivatives, a fund’s obligations with respect to these instruments will depend on the fund’s aggregate usage of and exposure to derivatives, and the fund’s usage of forward currency contracts is subject to written policies and procedures reasonably designed to manage the fund’s derivatives risk."

44.	The fund includes a section titled “Futures and options on futures,” please clarify references to “applicable rules” in this section (e.g., Commodity Futures Trading Commission (“CFTC”) rules).

Response: We will update the disclosure to address this comment, as follows:

“When the fund invests in futures contracts and options on futures contracts and deposits margin with an FCM, the fund becomes subject to so-called “fellow customer” risk – that is, the risk that one or more customers of the FCM will default on their obligations and that the resulting losses will be so great that the FCM will default on its obligations and margin posted by one customer, such as the fund, will be used to cover a loss caused by a different defaulting customer. Applicable Commodity Futures Trading Commission (“CFTC”) rules generally prohibit the use of one customer’s funds to meet the obligations of another customer and limit the ability of an FCM to use margin posed by non-defaulting customers to satisfy losses caused by defaulting customers. As a general matter, an FCM is required to use its own funds to meet a defaulting customer’s obligations. While a customer’s loss would likely need to be substantial before non-defaulting customers would be exposed to loss on account of fellow customer risk, applicable CFTC rules nevertheless permit the commingling of margin and do not limit the mutualization of customer losses from investment losses, custodial failures, fraud or other causes. If the loss is so great that, notwithstanding the application of an FCM’s own funds, there is a shortfall in the amount of customer funds required to be held in segregation, the FCM could default and be placed into bankruptcy. Under these circumstances, bankruptcy law provides that non-defaulting customers will share pro rata in any shortfall. A shortfall in customer segregated funds may also make the transfer of the accounts of non-defaulting customers to another FCM more difficult.”

All Funds

45.	In the section titled “Placement of purchase orders,” please specify the cut-off time that orders must be received by the distributor or its agent.

Response: In response to this comment, we have amended our disclosures in the Amendment to specify the cut-off time that orders must usually be received.

Thank you for your consideration of our responses to your comments. If you have any questions, please do not hesitate to contact me at (213) 615-3736.

Sincerely,

/s/ Clara Kang

Clara Kang

Associate Counsel